UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER

FORM 12b-25	001-32659

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	192865

☐  Form 10-K or Form 10KSB   ☐  Form 20-F   ☐  Form 11-K
☒  Form 10-Q or Form 10QSB    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended: September 30, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cold Spring Capital Inc.
Full Name of Registrant

N/A
Former Name if Applicable

51 Locust Avenue, Suite 302
Address of Principal Executive Office (Street and Number)

New Canaan, Connecticut 06840
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cold Spring Capital Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 by the prescribed due-date of November 14, 2006 without unreasonable effort or expense due to unforeseen delays in the review of financial and other information affecting disclosures in the Quarterly Report on Form 10-Q. The Company intends to file its Quarterly Report on or prior to the prescribed extension date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Joseph S. Weingarten	203	972-0888
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

For the three months ended September 30, 2005 and the period from May 26, 2005 (the Company’s inception) through September 30, 2005, the Company had a net loss of $12,384 and $16,479, respectively.  For the three months and nine months ended September 30, 2006, the Company had net income of $102,638 and $804,719, respectively. The Company consummated an initial public offering on November 16, 2005 and placed $107,426,000 (plus an additional $2,4000,000 attributable to the underwriter's discount in connection with the Company's initial public offering) into a trust account. Since its inception, the Company has not engaged in any operations and its activity has been limited to the investigation potential acquisition targets.  The Company's net income increased during the three and six months ended September 30, 2006 as compared to the three months ended September 30, 2005 and the period from May 26, 2005 through September 30, 2005 due to interest income earned by the Company on funds placed in the trust account in November 2006, which income is offset by an increased amount of general & administrative expenses related to the Company's investigation of acquisition targets.

Cold Spring Capital Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006	By:	/s/ Joseph S. Weingarten
Joseph S. Weingarten
	Title:	President and Treasurer (Principal Financial Officer)